UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Riverview Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

769397100
(CUSIP Number)

August 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person Sandler O’Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,200,000 7. Sole Dispositive Power 8. Shared Dispositive Power 1,200,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.72%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 613,400 7. Sole Dispositive Power 8. Shared Dispositive Power 613,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 2.93%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 12,000 7. Sole Dispositive Power 8. Shared Dispositive Power 12,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 89,600 7. Sole Dispositive Power 8. Shared Dispositive Power 89,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.43%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 511,800 7. Sole Dispositive Power 8. Shared Dispositive Power 511,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,800
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 2.44%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 186,600 7. Sole Dispositive Power 8. Shared Dispositive Power 186,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.89%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 769397100

1.	Name of Reporting Person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 400,000 7. Sole Dispositive Power 8. Shared Dispositive Power 400,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 1.91%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.769397100

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,200,000 7. Sole Dispositive Power 8. Shared Dispositive Power 1,200,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.72%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.769397100

Item 1(a).     Name of Issuer:
   Riverview Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
                              900 Washington Street, Suite 900 Vancouver, WA 98660

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), and Malta Offshore, Ltd., a Cayman Islands company (“MO”), (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and MO,; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

Item 2(b).     Address of Principal Business Office:
The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citi Hedge Fund Services (Cayman) Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).     Citizenship:
Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
                             Common Stock

Item 2(e).     CUSIP Number:
769397100

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No.769397100

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 20,965,614 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on August 3, 2010:

(i)	MP beneficially owned 12,000 shares of Common Stock, constituting 0.06% of the shares outstanding.
(ii)	MHF beneficially owned 89,600 shares of Common Stock, constituting approximately 0.43% of the shares outstanding.
(iii)	MHFII beneficially owned 511,800 shares of Common Stock, constituting approximately 2.44% of the shares outstanding.
(iv)	MO beneficially owned 186,600 shares of Common Stock, constituting approximately 0.89% of the shares outstanding.
(vi)	SCP beneficially owned 400,000 shares of Common Stock, constituting approximately 1.91% of the shares outstanding.
(vii)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, SOAM may be deemed to beneficially own the 12,000 shares owned by MP, the 89,600 shares owned by MHF, the 511,800 shares owned by MHFII, the 186,600 shares owned by MO, and the 400,000 shares owned by SCP, or an aggregate of 1,200,000 shares of Common Stock, constituting approximately 5.72% of the shares outstanding.

(viii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, and MHFII, Holdings may be deemed to beneficially own the 12,000 shares owned by MP, the 89,600 shares owned by MHF, and the 511,800 shares owned by MHFII or an aggregate of 613,400 shares of Common Stock, constituting approximately 2.93% of the shares outstanding.

(ix)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 12,000 shares owned by MP, the 89,600 shares owned by MHF, the 511,800 shares owned by MHFII, the 186,600 shares owned by MO, and the 400,000 shares owned by SCP, or an aggregate of 1,200,000 shares of Common Stock, constituting approximately 5.72% of the shares outstanding.

(x)	In the aggregate, the Reporting Persons beneficially own 1,200,000 shares of Common Stock, constituting approximately 5.72% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii) Shared power to vote or to direct the vote:

MP:	12,000	MO:	186,600	SOAM:	1,200,000
MHF:	89,600	SCAP:	400,000	MR. MALTESE:	1,200,000
MHFII:	511,800	HOLDINGS:	613,400

SCHEDULE 13G

CUSIP No.769397100

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

MP:	12,000	MO:	186,600	SOAM:	1,200,000
MHF:	89,600	SCAP:	400,000	MR. MALTESE:	1,200,000
MHFII:	511,800	HOLDINGS:	613,400

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

 Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.     Identification and Classification of Members of the Group.

 Not applicable.

Item 9.      Notice of Dissolution of Group.

 Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  Exhibit I:  Joint Acquisition Statement, dated as of August 11, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD	MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 11, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD	MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SK 27061 0001 1122937